

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Ms. Sandra A. Knell
 Chief Financial Officer
THE COAST DISTRIBUTION SYSTEM, INC.
350 Woodview Avenue
Morgan Hill, California 95037

     Re: **The Coast Distribution System, Inc.**
              Form 10-K for fiscal year ended December 31, 2009
              File No. 1-09511

Dear Ms. Knell:

     We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               David R. Humphrey
               Branch Chief